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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         The General Chemical Group Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   369332 10 1
              ----------------------------------------------------
                                 (CUSIP Number)

                               Mr. John W. Gildea
              115 East Putnam Avenue, Greenwich, Connecticut 06830
                                 (203) 661-6945
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 23, 1997
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 35 Pages


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CUSIP No. 369332 10 1

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1        Name of Reporting Person1
         S.S. or I.R.S. Identification No. of Above Person

                                                         John W. Gildea

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2        Check the Appropriate Box If a Member of a Group
                                                     a.  / /
                                                     b.  /x/
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3        SEC Use Only

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4        Source of Funds

                  AF; PF

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5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  / /

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6        Citizenship or Place of Organization

                                     U.S.A.

--------------------------------------------------------------------------------

                           7        Sole Voting Power

  Number of                              600,000

   Shares

Beneficially               8        Shared Voting Power

  Owned By                                    0


    Each
                           9        Sole Dispositive Power
  Reporting
                                         600,000
   Person

    With                   10       Shared Dispositive Power

                                             0

--------------------------------------------------------------------------------


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                         600,000

--------------------------------------------------------------------------------


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             / /

--------------------------------------------------------------------------------


13       Percent of Class Represented By Amount in Row (11)

                           5.40%

--------------------------------------------------------------------------------


14       Type of Reporting Person

                           IN

--------------------------------------------------------------------------------


----------

         1 Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with Network Fund III, Ltd.

                               Page 2 of 35 Pages


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CUSIP No. 369332 10 1

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1        Name of Reporting Person2
         S.S. or I.R.S. Identification No. of Above Person

                                           Network Fund III, Ltd.

--------------------------------------------------------------------------------


2        Check the Appropriate Box If a Member of a Group
                                                     a.  / /
                                                     b.  /x/

--------------------------------------------------------------------------------


3        SEC Use Only

--------------------------------------------------------------------------------


4        Source of Funds

                  WC

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5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  / /

--------------------------------------------------------------------------------


6        Citizenship or Place of Organization

                                       Cayman Islands

--------------------------------------------------------------------------------


                           7        Sole Voting Power

  Number of
                                         500,000
   Shares

Beneficially               8        Shared Voting Power


  Owned By
                                             0
    Each

  Reporting                9        Sole Dispositive Power

   Person
                                         500,000
    With

                           10       Shared Dispositive Power

                                              0

--------------------------------------------------------------------------------


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                         500,000

--------------------------------------------------------------------------------


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             / /

--------------------------------------------------------------------------------


13       Percent of Class Represented By Amount in Row (11)

                           4.50%

--------------------------------------------------------------------------------


14       Type of Reporting Person

                           CO

--------------------------------------------------------------------------------


--------

         2 Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with John W. Gildea.

                               Page 3 of 35 Pages


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Item 1. Security and Issuer.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The General Chemical Group Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Liberty Lane, Hampton, New Hampshire 03842.

Item 2. Identity and Background.

         This Schedule 13D is filed jointly on behalf of John W. Gildea, a United States citizen ("Gildea"), and Network Fund III, Ltd., a Cayman Islands exempt company ("Network Fund III"), pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Gildea is the Chairman of the Board of Directors, Chief Executive Officer, President, a director and sole stockholder of Gildea Management Company, a Delaware corporation ("GMC"), which corporation has the power to dispose of the 500,000 shares of Common Stock (the "Network Shares") beneficially owned by Network Fund III, by virtue of an Investment Advisory Agreement, dated February 26, 1996, between GMC and Network Fund III (the "Investment Advisory Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. Gildea also owns 75,000 shares of Common Stock in his individual capacity (the "Gildea Direct Shares"). In addition, Gildea is the indirect beneficial owner of 25,000 shares of Common Stock (the "Gildea Indirect Shares" and, together with the Gildea Direct Shares, the "Gildea Shares") held by a defined benefit plan of Gildea Investment Company, a Connecticut S corporation of which Gildea is an officer and the sole stockholder.

         Mr. William P. O'Donnell ("O'Donnell") is an officer and director of GMC and owns 10,000 shares of Common Stock (the "O'Donnell Shares"). Gildea and Network Fund III disclaim any existence of a group (within the meaning of Section 13(d) of the Exchange Act) with, between or among each other, Mr. O'Donnell or any other person or entity.

         Gildea's principal business is managing the investments of various entities in issuers located principally in the United States. Network Fund III's principal business is to invest in debt and equity securities of public and private companies. The principal business address and the principal office address of Gildea is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The principal address and the principal office address of Network Fund III is P.O. Box 219 Butterfield House, Grand Cayman, Cayman Islands, B.W.I.

         The respective names, business addresses, citizenship and present principal occupations of each director and executive officer of Network Fund III are set forth on Schedule I hereto.

         None of Gildea, Network Fund III or, to the best knowledge of such parties, any of the persons listed on Schedule I hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 4 of 35 Pages

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Item 3. Source and Amount of Funds or Other Consideration.

         Gildea acquired the Gildea Shares for $20 per share of Common Stock, or an aggregate of $2,000,000, all of which funds were obtained from Gildea's personal funds. Network Fund III acquired the Network Shares for $20 per share of Common Stock, or an aggregate of $10,000,000, all of which funds were obtained from the working capital of Network Fund III.

         O'Donnell acquired the O'Donnell Shares for $20 per share of Common Stock, or an aggregate of $200,000, all of which funds were obtained from O'Donnell's personal funds.

Item 4. Purpose of Transaction.

         Gildea acquired the Gildea Shares, Network Fund III acquired the Network Shares and O'Donnell acquired the O'Donnell Shares from Stonor Group Limited ("Stonor") pursuant to the terms of a Stock Purchase Agreement, dated as of April 22, 1997, by and among Stonor, Gildea, Network Fund III, Gildea, O'Donnell and the other purchasers signatory thereto (the "Stock Purchase Agreement"). Each of Gildea, Network Fund III and O'Donnell currently intends to hold the Gildea Shares, the Network Shares and the O'Donnell Shares, respectively, for investment.

         As of the date hereof, Gildea and the Company have engaged in preliminary discussions concerning the possible nomination of Gildea for election to the Board of Directors of the Company. Such discussions have been preliminary in nature and no final determination has been made with respect to such nomination and there can be no assurance that Gildea will be so nominated. Each of Gildea, Network Fund III and O'Donnell intends to review on a continuing basis their investment in the Company. As of the date of this Schedule 13D, no determination has been made by Gildea, Network Fund III or O'Donnell to acquire additional shares of capital stock of the Company or to dispose of any shares of capital stock of the Company now held by them, although any of them may decide to so acquire or dispose of shares of capital stock of the Company. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved. Except as specifically set forth in this Item 4, none of Network Fund III, Gildea or O'Donnell has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of Schedule 13D, although any of such persons may develop such plans or proposals. Gildea and Network Fund III disclaim any existence of a group (within the meaning of Section 13(d) of the Exchange Act) with, between or among each other, Mr. O'Donnell or any other person or entity.

Item 5. Interest in Securities of the Issuer.

         (a)     (i)       The 500,000 Network Shares and the 100,000 Gildea
                           Shares beneficially owned by Gildea represent 5.40% of the 11,101,000 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange
                           Act.

                  (ii) The 10,000 O'Donnell Shares represent 0.09% of the 11,101,000 of Common Stock of the Company outstanding on the date hereof, based upon information

                               Page 5 of 35 Pages

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                           provided by the Company and calculated in accordance
                           with Rule 13d-3(d)(1) under the Exchange Act.

                  (iii) The 500,000 Network Shares represent 4.50% of the 11,101,000 Shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

         (b)      (i)      Gildea, as the Chairman of the Board of Directors,
                           Chief Executive Officer, President and majority stockholder of GMC, may be deemed to have the power to vote or direct the voting and to dispose or direct the disposition of the Network Shares.

                  (ii) Gildea has the sole power to vote or direct the voting of and to dispose of or direct the disposition of the Gildea Shares.

                  (iii) O'Donnell has the sole power to vote or direct the voting of and to dispose of or direct the disposition of the O'Donnell Shares.

         (c) Except as set forth in this Schedule 13D none of Gildea, Network Fund III, O'Donnell, or, to the best knowledge of such parties, any of the persons named on Schedule I hereto, owns any shares of the capital stock of the Company or has purchased or sold any shares of the capital stock of the Company during the past 60 days.

         (d) Except as set forth in this Schedule 13D, no person is known by Gildea or Network Fund III to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Gildea Shares or the Network Shares.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Gildea, Network Fund III, O'Donnell and other purchasers of shares of Common Stock parties to the Stock Purchase Agreement (collectively, the "Purchasers") entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Company dated as of April 22, 1997, pursuant to which the Purchasers have been granted certain registration rights with respect to the Common Stock held by them. A copy of the Registration Rights Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

                  GMC is party to a Consultant Agreement (the "Waterstock Agreement") dated April 16, 1997, with Waterstock Asset Management and certain of its designees, affiliates and managed accounts ("Waterstock"), pursuant to which GMC may, but shall not be obligated to, provide investment consultant services to Waterstock with respect to the purchase and possible sale by Waterstock of 250,000 shares of Common Stock of the Company (the "Waterstock Shares") purchased by Waterstock for the benefit of its clients pursuant to the Stock Purchase Agreement. The Waterstock Agreement provides, among other things, that Waterstock shall pay GMC a performance fee based on pre-tax net gain from any sale of the Waterstock Shares and a preferred return on the Waterstock Shares. The Waterstock Agreement is non-discretionary and, as such, GMC has no control over

                               Page 6 of 35 Pages

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                  the voting or disposition of the Waterstock Shares. Gildea disclaims beneficial ownership of the Waterstock Shares.

                  GMC is also party to a Consultant Agreement (the "NUFI Agreement") dated as of October 1, 1996 and subject to an Addendum dated April 9, 1997, with NUFI ("NUFI"), pursuant to which GMC acts as a consultant to NUFI with respect to the purchase by NUFI of 150,000 shares of Common Stock of the Company (the "NUFI Shares") purchased by NUFI pursuant to the

                  Stock Purchase Agreement, in exchange for certain management and overhead fees set forth in the NUFI Agreement. The NUFI Agreement is non-discretionary and, as such, GMC has no control over the voting or disposition of the NUFI Shares. Gildea disclaims beneficial ownership of the NUFI Shares.

                  GMC has rendered consulting services to Equitable Life Assurance Society ("Equitable") in connection with Equitable's purchase of 650,000 shares of Common Stock of the Company (the "Equitable Shares") pursuant to the Stock Purchase Agreement. At present, GMC has not entered into any formal agreement with Equitable with respect to the provision of such services and has no control over the voting or disposition of the Equitable Shares. Gildea disclaims beneficial ownership of the Equitable Shares.

                  Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.

                  1.       Joint Filing Agreement, dated April 30, 1997.

                  2. Investment Advisory Agreement dated as of February 26, 1996, by and between Gildea Management Company and Network Fund III, Ltd.

                  3. Registration Rights Agreement, by and among the parties thereto, dated as of April 22, 1997.

                               Page 7 of 35 Pages


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                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 1997

By: /s/ John W. Gildea
   ------------------------------
   John W. Gildea

NETWORK FUND III, LTD.

By: GILDEA MANAGEMENT COMPANY,
    Investment Advisor

    By: /s/ John W. Gildea
       --------------------------
        Name:  John W. Gildea
        Title: President


                               Page 8 of 35 Pages


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                                   SCHEDULE I

Reporting Person:               Network Fund III, Ltd.
                                P.O. Box 219, Butterfield House
                                Grand Cayman, Cayman Islands, B.W.I.

Executive Officers, Directors and Controlling Person:

Name:                               John W. Gildea
Position:                           Director and Chairman
Principal Occupation
and Employment;
Business Address:                   President, director and sole stockholder of
                                    GMC; the business address of GMC and Mr.
                                    Gildea is: 115 Putnam Avenue, Greenwich, CT
                                    06830.

Name:                               William P. O'Donnell
Position:                           Director and Managing Director
Principal Occupation
and Employment:                     Executive officer and director of GMC
Business Address:                   115 Putnam Avenue
                                    Greenwich, CT  06830
Citizenship:                        USA

Name:                               Peter Arthur Neil Bailey
Position:                           Director
Principal Occupation
and Employment;
Business Address:                   Director of Abacus Asset Management in
                                    Jersey, Channel Islands, a member of Coopers
                                    & Lybrand International, a limited liability
                                    association incorporated in Switzerland;
                                    business address: La Motte Chambers, La
                                    Motte Street, St. Heiler, Jersey, Channel
                                    Islands, U.K. JE1 1BJ
Citizenship:                        U.K.

Name:                               Geoffrey William Fisher
Position:                           Director
Principal Occupation
and Employment;
Business Address:                   Director of Abacus Asset Management in
                                    Jersey, Channel Islands, a member of Coopers
                                    & Lybrand International, a limited liability
                                    association incorporated in Switzerland;
                                    business address: La Motte Chambers, La
                                    Motte Street, St. Heiler, Jersey, Channel
                                    Islands, U.K. JE1 1BJ
Citizenship:                        U.K.

                               Page 9 of 35 Pages


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Name:                               Michael David de Figueiredo
Position:                           Director
Principal Occupation
and Employment;
Business Address:                   Director of Abacus (CI) Limited, a member
                                    of Coopers & Lybrand International, a
                                    limited liability association incorporated
                                    in Switzerland; business address: La Motte
                                    Chambers, La Motte Street, St. Heiler,
                                    Jersey, Channel Islands, U.K. JE1 1BJ
Citizenship:                        U.K.

                               Page 10 of 35 Pages


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                                  EXHIBIT INDEX

                                                                       Page
Exhibit                                                               Number
-------                                                               ------

1.       Joint Filing Agreement, dated April 30, 1997.                  13

2.       Investment Advisory Agreement dated as of
         February 26, 1996, by and between Gildea Management
         Company and Network Fund III, Ltd.                             15

3.       Registration Rights Agreement, by and among the parties
         thereto, dated as of April 22, 1997.                           21


                               Page 11 of 35 Pages